Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:  Peugeot S.A.

The following communications were made available by Groupe PSA on Twitter and LinkedIn on December 18, 2019.

Twitter:

#GroupePSA and @fcagroup agree to merge. New entity will have the leadership, resources and scale to be at the forefront of a new era of sustainable #mobility. #PSAandFCAtoMerge ➡ http://bit.ly/2PUkRVq

Together, #GroupePSA and #FCA will be the 4th largest global car #manufacturer by volume and 3rd largest by revenue.

Broad portfolio of well-established iconic #brands with best-in-class products covering key vehicle market segments and delivering higher customer #satisfaction.

Strong #governance structure with #CarlosTavares as Group CEO and #JohnElkann as Group Chairman.

[LiveTweet] Follow the webcast at 3PM CET with #GroupePSA and @FCAGroup. #PSAandFCAtoMerge ➡ http://bit.ly/2Z0m3ur

[LT] The conference is starting, #CarlosTavares and #MikeManley will be speaking…

[LT] #CarlosTavares: « Thank you to all stakeholders who have made this transaction possible »

[LT] #CarlosTavares: « The goal that we have set for ourselves is to deliver new mobility solutions able to meet all requirements; because freedom of mobility is a strong societal expectation »

[LT] #CarlosTavares: « Together, we will be in a position to face also the huge challenges in #Mobility, Autonomous Cars and Connectivity »

[LT] #CarlosTavares: « Mike and I, with the best of the creativity of #Europe and of #Americas, we will create the good chemistry to make this new company a true success »

[End of LT] End of the Live Tweet, thank you for following us.

LinkedIn:

#GroupePSA and FCA Fiat Chrysler Automobiles agree to merge. New entity will have the leadership, resources and scale to be at the forefront of a new era of sustainable mobility. Together, Groupe PSA and FCA will be the 4th largest global car manufacturer by volume and 3rd largest by revenue with a strong governance structure with #CarlosTavares as Group CEO and #JohnElkann as Group Chairman. This broad portfolio of well-established iconic brands with best-in-class products covering key vehicle market segments will deliver higher customer satisfaction. #PSAandFCAtoMerge ➡ http://bit.ly/38PPQux

Important Notice

NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer or invitation to buy, exchange or sell nor a solicitation of an offer to buy, exchange or sell any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the transaction, a prospectus will be filed with the Securities and Exchange Commission (the “SEC”).  Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding the proposed transaction and documents incorporated by reference at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of Fiat Chrysler Automobiles N.V. (“FCA”) and Peugeot S.A. (“PSA”, together with FCA, the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward- looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB and PSA’s filings with the AFM.